UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*

                                POLISHED.COM INC.
                                (Name of Issuer)
--------------------------------------------------------------------------------

                   Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   28252C109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Ly Nguyen
                     Morgan Dempsey Capital Management LLC
           111 Heritage Reserve, Suite 200, Menomonee Falls, WI 53051
                                  414-319-1080
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 20, 2023
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.   [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28252C109                   13D                     Page 2 of 9 Pages

--------------------------------------------------------------------------------

     1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Morgan Dempsey Capital Management LLC
          39-1805798
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS (see instructions)

          OO
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Wisconsin
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER

                         6,036,954*
                   -------------------------------------------------------------
                    8.   SHARED VOTING POWER
   NUMBER OF
     SHARES              0
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH      9.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH            6,036,954*
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         0
                   -------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,036,954*
--------------------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.6%
--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (see instructions)

          IA
--------------------------------------------------------------------------------
*Includes 2,290,495 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by Morgan Dempsey Capital Management LLC

CUSIP No. 28252C109                   13D                     Page 3 of 9 Pages

--------------------------------------------------------------------------------

     1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Joshua J. Peters
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS (see instructions)

          PF
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER

                         2,450,351*
                   -------------------------------------------------------------
                    8.   SHARED VOTING POWER
   NUMBER OF
     SHARES              0
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH      9.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH            2,450,351*
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         0
                   -------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,450,351*
--------------------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.3%
--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (see instructions)

          IN
--------------------------------------------------------------------------------
*Includes 683,805 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by Joshua J. Peters

CUSIP No. 28252C109                   13D                     Page 4 of 9 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the "Shares"), of Polished.com Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1870 Bath Avenue, Brooklyn, NY 11214. This statement also relates to the warrants
(the "Warrants") registered by the Issuer with the Securities and Exchange Commission on May 26, 2021.

Item 2. Identity and Background.

a) Morgan Dempsey Capital Management LLC, is a Wisconsin limited liability company. Mr. Marc Dion and Mr.David Durham are the managing members of Morgan Dempsey Capital Management LLC. Mr. Dion and Mr. Durham are both citizens of the United States.

Mr. Joshua J. Peters is an employee of Morgan Dempsey Capital Management LLC. Mr. Peters is a citizen of the United States.

b) The principal business address of Morgan Dempsey Capital Management LLC is:
   111 Heritage Reserve, Suite 200
   Memonmonee Falls WI 53051

Mr. Peters may be contacted at this address.

c) The principal business of Morgan Dempsey Capital Management LLC is the performance of investment management and advisory services.

The present principal occupation of Mr. Dion, Mr. Durham, and Mr. Peters is the performance of investment management and advisory services.

d) Morgan Dempsey Capital Management LLC, Mr. Dion, Mr. Durham, and Mr. Peters have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) Morgan Dempsey Capital Management LLC, Mr. Dion, Mr. Durham, and Mr. Peters have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

The Shares purchased by Morgan Dempsey Capital Management LLC were purchased with funds for the accounts of its customers in open market transactions. The aggregate purchase price of the 3,746,459 Shares beneficially owned by Morgan Dempsey Capital Management LLC is approximately $6,890,302, including brokerage commissions. The aggregate purchase price of the 2,290,495 Warrants to buy Shares beneficially owned by Morgan Dempsey Capital Management LLC is approximately $807,720, including brokerage commissions.

CUSIP No. 28252C109                   13D                    Page 5 of 9 Pages

The Shares purchased by Joshua J. Peters were purchased with personal funds in open market transactions. The aggregate purchase price of the 1,766,546 Shares beneficially owned by Joshua J. Peters is approximately $2,578,595, including brokerage commissions. The aggregate purchase price of the 683,805 Warrants to buy Shares beneficially owned by Joshua J. Peters is approximately $172,089, including brokerage commissions.

Item 4. Purpose of Transaction.

The shares of Common Stock & Warrants reported in this filing have been purchased and held for investment purposes on behalf of the client accounts over which Morgan Dempsey Capital Management LLC has discretionary authority. The shares that are filed also include shares held by Joshua J. Peters, who is an employee of Morgan Dempsey Capital Management LLC.

The Reporting Persons believe that the Common Stock and Warrants are undervalued. The Reporting Persons base this conclusion principally on representations made in the Corporation's Form 10-K for fiscal year 2021 as filed on March 31, 2022, and the Form 10-Q for the first fiscal quarter of 2022 as filed on May 16, 2022, with both filings interpreted in light of the additional information provided in the Corporation's Form 8-K, Item 8.01, as filed on December 27, 2022, and which the Reporting Persons wish to incorporate herein by reference. In the ongoing absence of Form 10-Q filings for the second and third fiscal quarters of 2022, the Reporting Persons have supplemented the representations of the Corporation's previous 10-K, 10-Q, and 8-K filings using publicly-available information including retail appliance industry conditions, freight and fuel costs, and third-party web traffic data.

The Reporting Persons have engaged in communications with the Corporation's chief executive officer, chief financial officer, and several members of the board of directors. The Reporting Persons presently have no desire to change the composition of the Corporation's executive management or its board of directors. The Reporting Persons further disclose that its shares were voted in favor of all nine director nominees in the annual meeting of shareholders held on January 19, 2023.

Within the past 10 business days, the Reporting Persons have reached a research conclusion and believe that, as a result of their ongoing analysis, the ideal way to optimize value for all shareholders in the current environment is a prompt sale of the Corporation to a strategic or financial acquirer in a private-market context. Specifically, the Reporting Persons have come to doubt that the public equity markets will value the Corporation's securities fairly in light of the Corporation's disclosures between August 16, 2022 and January 19, 2023, even if and when the Corporation files the heretofore delayed Forms 10-Q and its Form 10-K for 2022. The Reporting Persons therefore urge the Corporation to engage a well-regarded investment bank to solicit offers that will establish and then realize the fairest value for shareholders given the uncertain financial market and macroeconomic circumstances extant at this time.
To emphasize its investment conclusion, the Reporting Persons voted its shares against the Corporation's proposal to increase the number of common shares authorized for issuance to 250 million from 200 million, a proposal that remains pending at this time given the temporary adjournment of the annual meeting of shareholders on January 19, 2023.

CUSIP No. 28252C109                   13D                    Page 6 of 9 Pages

The Reporting Persons intend to continue engaging in communications with the Corporation's management team as well as the Corporation's board of directors regarding means to enhance shareholder value. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) - (i) of Item 4 of Schedule 13D.

The Reporting Persons plan to continuously evaluate, among other factors, the financial condition, results of operations, business and prospects of the Corporation, the securities markets in general and the market for the Common Stock in particular, prevailing economic conditions and expected trends, all with a view to determining whether to hold, decrease or increase their investment in the Common Stock, through open market, privately negotiated or any other transactions.

Depending on the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth herein, the Reporting Persons have no present plans or proposals which would result in:

(a) the acquisition by any person of additional securities or the disposition of securities of the Corporation;
(b) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries;
(c) any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the Board;
(d) any material change in the present capitalization or dividend policy of the Corporation;
(e) any other material change in the Corporation's business or corporate structure;
(f) changes in the Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person;
(g) causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(h) a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(i)     any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 105,227,876 Shares outstanding as of December 12, 2022,as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 19, 2022, plus 2,974,300 Shares which would be issued upon execution of 2,974,300 Warrants beneficially owned by the Morgan Dempsey Capital Management LLC and Mr. Peters.

a) As of the close of business on December 31, 2022, Morgan Dempsey Capital Management LLC beneficially owned 6,036,954 Shares which represents 5.6% of Shares outstanding and Joshua J. Peters beneficially owned 2,450,351 Shares which represents 2.3% of Shares outstanding.

CUSIP No. 28252C109                   13D                     Page 7 of 9 Pages

b) For information on voting and dispositive power with respect to the above listed shares, see Items 7-11 on the Cover Pages.

c) Transactions in the Shares of the Issuer during the Past Sixty Days

The following table details the transactions during the sixty days on or prior to the Reporting Date in shares.
                                                            Price
                                                            per     Form of
Reporting Person        Date       Quantity    Security     Share   Transaction
----------------        --------   ---------   ---------    -----   -----------
Morgan Dempsey
Capital Management LLC  12/05/2022 34,104      Share        0.76    Buy

Morgan Dempsey Capital Management LLC, in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, may be deemed to beneficially own shares of the Issuer's Shares and Warrants held in the Accounts.

d) No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

Exhibit 1

CUSIP No. 28252C109                   13D                     Page 8 of 9 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        MORGAN DEMPSEY CAPITAL MANAGEMENT LLC


                                        /s/ Ly Nguyen
                                        -----------------------------------
                                        Name: Ly Nguyen


                                        Chief Compliance Officer
                                        -----------------------------------
                                        Title


                                        February 3, 2023
                                        -----------------------------------
                                        Date



                                 EXHIBIT INDEX

Exhibit                 Description
-------------           ----------------------------------------------------
1                       Joint Filing Agreement

CUSIP No. 28252C109                   13D                    Page 9 of 9 Pages



                       EXHIBIT 1 - JOINT FILING AGREEMENT

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of POLISHED.COM INC. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 3rd day of February, 2023.


MORGAN DEMPSEY CAPITAL MANAGEMENT LLC

By: /s/ Ly Nguyen
----------------------------------
Ly Nguyen
Chief Compliance Officer


/s/ Joshua J. Peters
----------------------------------
Joshua J. Peters